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              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
      EXHIBIT 12.1 - COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollar amounts in thousands)

The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended February 28, 1994 computed by dividing fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (income before income taxes and fixed charges).
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                                       For Fiscal Years Ended
                                          February 28(29),
                             1994      1993      1992      1991      1990
Net earnings                $179,460  $140,073   $60,196   $22,311   $13,085
Income tax expense           119,640    93,382    40,131    14,874     8,722
Interest charges             275,906   148,765    81,959    73,428    74,687
Interest portion of rental
 expense                       6,372     4,350     2,814     2,307     2,150

Earnings available to
cover fixed charges         $581,378  $386,570  $185,100  $112,920   $98,644


Fixed charges
   Interest charges         $275,906  $148,765   $81,959   $73,428   $74,687
   Interest portion of
    rental expense             6,372     4,350     2,814     2,307     2,150

      Total fixed charges   $282,278  $153,115   $84,773   $75,735   $76,837


Ratio of earnings to fixed
charges                         2.06      2.52      2.18      1.49      1.28

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